Exhibit 99.1

November 14, 2023

Metals Acquisition Limited Provides Operational Update

ST. HELIER, Jersey--(BUSINESS WIRE)--Metals Acquisition Limited (NYSE: MTAL):

Metals Acquisition Limited (“MAC” or the “Company”) today provides a market update on the following aspects of the CSA Copper Mine for the September quarter:

•	Total Reportable Injury Frequency Rate (“TRIFR”) reduced slightly to 9.5 per million hours and zero Lost Time Injuries (“LTI”)

•	September quarter production of 9,845 tonnes of copper and 115,000 ounces of silver

•	September quarter C1[1] costs of US$1.86/lb down from US$3.02/lb and US$2.90/lb in the immediate two quarters prior to MAC ownership, as post acquisition offtake terms and cost reductions were implemented. Site general administration (“G+A”) costs are inclusive of US$1.5 million of exploration costs equivalent to US$0.07/lb

•	Approval of the new Rehabilitation Cost Estimate (“RCE”) by the NSW Resource Regulator at A$44 million and approval of the Stage 10 lift of the Tailings Storage Facility (“TSF”)

•	Cash on hand as of the date of this release of US$48 million

Mick McMullen CEO, commented “Since acquiring the CSA Copper Mine just five months ago, the results demonstrate that our team has continued to identify opportunities to unlock value, while not compromising safety. We have accomplished a lot in a short period and the work being done now will yield strong returns in 2024 and beyond. I am particularly excited about the positive trends in safety, production and cost reduction that our team have been able to implement in such a short period.

1 MAC’s results are reported under International Financial Reporting Standards (IFRS). This release may also include certain non-IFRS measures including C1 costs. These C1 cost measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of financial performance. Historical C1 costs for the CSA Copper Mine prior to the acquisition by MAC include the costs of the previous offtake agreement that was terminated on closing of the acquisition by MAC in June 2023.

The rapid advances made on the various permitting initiatives further cement our view that CSA is a Tier 1 asset in a mining friendly jurisdiction. We will continue to work relentlessly to unlock additional value at CSA and any future assets that fit within our strategy.”

Unless stated otherwise all references to dollar or $ are in US$.

ESG

Safety

The TRIFR for the CSA Copper Mine has reduced slightly from 10.2 to 9.5 for the quarter (refer Figure 1). This is below the NSW underground metalliferous TRIFR for 2022 of 11.97. The LTI rate of zero compares favourably with the NSW underground metalliferous LTI of 2.6 for 2022.

Whilst MAC believes that safety can continue to be improved in the future, MAC also believes that remaining at this relatively low level is a great result coming immediately after a change of ownership and all the operational changes being made at the mine.

Figure 1 - CSA Copper Mine Recordable Injuries Trailing 12 months

ESG management at the CSA Copper Mine site has performed above expectations throughout this quarter for the newly acquired asset with various approvals received in short order and a strong environmental performance.

Regulatory

Key regulatory activities that occurred throughout the quarter include:

•	The CSA Copper Mine’s rehabilitation objectives (“ROBJ’s”) were reviewed to align with the NSW Resource Regulators requirements and submitted on 27th September 2023.
•	MAC received the acceptance from the NSW Resource Regulator for the updated Rehabilitation Cost Estimate (“RCE”) for CML5 (being the CSA Copper Mine’s key tenure). This RCE is a bond/guarantee which needs to be provided to the NSW government to provide security for the rehabilitation and closure requirements on the site and is a total of A$44m.

Approvals

Approvals at the CSA Copper Mine are predominately through the local Cobar Shire Council as the approving authority, as an integrated development. The following development applications were approved during the September Quarter.

•	Stage 9 STSF buttress approved
•	Stage 10 Lift and Stage 10 Buttress approved
•	Railway dam Borrow Pit approved

MAC has been actioning significant changes at the CSA Copper Mine and working closely with local stakeholders during this period of change. The community and approval authorities have been supportive during this period and MAC continues to believe that Cobar in western NSW is a Tier 1 mining jurisdiction which is becoming increasingly important in this period of global instability.

Production

The September quarter is the first full quarter of CSA’s ownership under MAC and was a period of significant change in the organisation. Table 1 contains a summary by quarter for the year to date.

Table 1 - Quarterly Operational Performance of the CSA Copper Mine

	Q1 2023	Q2 2023	Q3 2023
Ore Tonnes Milled	240,698	254,380	300,328
Grade Milled	3.7%	3.1%	3.4%
Copper Produced (t)	8,691	7,779	9,845
Silver Produced (oz)	100,092	84,517	115,081

Mining Cost/t Ore Mined (US$)	$97.5	$88.8	$79.1
Processing Cost/t Milled (US$)	$26.4	$28.0	$19.8
G+A Cost/t Milled (US$)	$28.9	$33.0	$29.3
C1[1] (US$/lb)	$2.90	$3.02	$1.86
Average Cu Price Received (US$/lb)	$4.12	$3.80	$3.81
Development Cost/metre (US$)	$18,677	$11,773	$10,225
Total Capital Cost (US$ million)	$12.66	$13.15	$10.62

The September quarter was the highest quarterly copper and silver production (Fig 2) for 2023. Whilst this was a good result from the operations team, the production in the month of September was below plan as a result of a 4 week delay in accessing a high grade stope due to a regulator imposed prohibition notice relating to ventilation requirements, with actions being taken to reduce the risk of such prohibitions occurring in the future.

On an annual basis the mine turns over approximately 70 stopes, the top 5 or 6 of which account for up to 1/3 of the contained metal mined. Therefore, any delays accessing these high-grade stopes can negatively impact production in the short term. Access to this stoping area has subsequently been restored and the high grade (+4% copper) material is now being mined.

Site G+A costs are inclusive of exploration costs that total US$1.5 million in the September quarter, equivalent to US$0.07/lb of the C1 cash cost.

The average received copper price was flat quarter on quarter and declined slightly from the first quarter in line with market prices.

Figure 2 - CSA Copper Mine Quarterly Copper Production

A large number of staffing changes were carried out during the quarter.

Specific changes include:

•	Rob Walker commenced as the new General Manager on 31 July 2023

•	MAC corporate environmental manager appointed and commenced

•	Underground manager appointed and commenced

•	MAC corporate contracts manager appointed and commenced

•	HR Manager appointed and commenced

Total headcount of employees and contractors has been significantly reduced during the September quarter and now sits at just over 500 people on an FTE basis.

A total of US$1.1 million in restructuring costs were incurring during the September quarter associated with headcount reductions and have been excluded from the C1 costs as non-recurring.

As seen in Figure 3, C1 cash costs have shown a rapid decline under MAC’s ownership. As discussed below, MAC is refining the split between mining operating and mining capital costs in the current quarter.

Figure 3 - CSA Copper Mine C1 Cash Costs

MAC management believes that there are additional opportunities at the CSA Copper Mine to reduce costs with increased focus on productivity improvements and will continue to implement additional productivity measures to further reduce C1 costs. Figure 4 provides an illustration of the improvements in productivity that has already been demonstrated at the mine.

Figure 4 - CSA Copper Mine Tonnes Milled per Employee

Productivity will have an inverse relationship to C1 as seen in Figures 3 and 4.

Apart from copper production, the largest driver of C1 costs is the mining unit rate as mining accounts for approximately 60% of total site operating costs. Figure 5 illustrates the improvement in the mining unit rate since MAC took ownership of the mine which directional improvement, however these unit rates are still high in the Australian context and many of the changes made in late September will only make an impact in the fourth quarter. The mine has a high fixed cost base and the contractor and headcount reductions are targeted at reducing those fixed costs but ultimately material unit rate reductions will need to also see volume increases.

Work is underway to achieve a higher degree of granularity on the mining costs and to more accurately determine the split between operating and capital mining costs.

Figure 5 - CSA Copper Mine Mining Unit Rate

The other significant component of the mining capital costs are development costs, which have been very high at CSA historically. Figure 6 demonstrates the improvements that have been achieved in the cost per metre of development over the course of the year, and under new management. It should be noted that these are still high unit rates as compared to Australian peers and MAC believes that further opportunities for reductions exists.

Figure 6 - CSA Copper Mine Mining Development Costs

Figures 7 and 8 shows the unit rates for processing and site G+A, with the former improving strongly and the latter slightly improving quarter on quarter. Both are heavily dependent on milled ore volumes due to their high fixed cost nature.

Figure 7 - CSA Copper Mine Processing Unit Rate

Figure 8 - CSA Copper Mine Site G+A Unit Rate

Capital spend (including capitalized development) has trended down over the year as seen in Figure 9. This reflects both the completion of the mill replacement works in the second quarter and the reduction in mine development unit rates into the third quarter.

During the month of September 19 of the 21 major projects team were demobilised from site (all contractors) with the cost reduction benefit from this to be seen from October onwards.

Figure 9 - CSA Copper Mine Site Capital Expenditure

Preliminary construction works on the next lift for TSF commenced in September which will slightly increase capital spend in the fourth quarter relative to the third quarter. Overall capital spend for the year is likely to be lower than the US$58 million that MAC had previously estimated and will likely be closer to US$50 million with a H2 run rate of US$44 - $46 million.

Overall, considering the significant changes at the mine, the production and cost performance trends are pleasing and provide a strong platform to build on for the December quarter and into 2024.

Mine Plan, Resource and Reserve

Since taking ownership the MAC team has been actively looking for ways to improve on the previous mine plan. Figure 10 illustrates the known mineralisation in the immediate mine environment.

The bulk of the current mining is in QTSN (circa 75% of production) and QTSC with additional minor production from the East and West deposits (not shown due to angle of section). The mine commenced production as a lead-zinc-silver mine near surface from the Upper Level Zone A mineralisation and then progressed into the current copper deposit from the Upper Level Zone B approximately 400m below surface. There is significant remnant mineralisation in both the Upper Zone A and Zone B areas and none of this is in the current mineral resource estimate as all the data is in hard copy. Work is underway to digitize this material to bring it into the mineral resource estimate in the future.

The Upper Level Zone C is the top of the current mineral resource and contains significant mineralisation that is not in the current mine plan. Work is under way to bring that material into the mine plan and a significant number of stopes have been designed and physical inspections completed. This material is typically in the circa 3% Cu diluted grade range however it is very close vertically to the crusher dump pocket and would have lower unit rate costs than the ore from the bottom of QTSN.

Drilling of the QTS S Upper A mineralisation was completed over the last 3 months with a view to bringing that into the mineral resource estimate. This is a relatively narrow but very high-grade zone and during October the Company completed a mine design and is out to tender on the mining works associated with the development of this. During the December quarter a decision will be made on the optimal development plan and whether to carry out the works as an owner mining or contractor operation.

Finally, the Company has been remodelling the resource at a lower cut-off grade based on the new cost structure post-closing. This work is well underway and will be fed into the mine planning for the 2023 resource and reserve update.

Figure 10 - CSA Copper Mine Long Section Showing Deposits

South
North
3000mN
3400mN
3800mN
4200mN
surface
QTSSU-A
QTSS Upper-A
Concept Development
Upper level Zone A
(Surface to 6 Level)
540m
L6
10 000 Elevation
9600 Elevation
Stoping &
development
Upper level Zone B
(6 - 11 Level)
QTSSU-B
990m
L11
9200 Elevation
QTSSU-C
Upper level Zone C
Material (QTSN)
1290m
L8980
QTSS-D
8800 Elevation
QTSN
QTSC
1770m
L8500
8400 Elevation
Unmodelled mineralisation
Modelled mineralisation
500 metres
Mine Grid
2180m
L8090
8000 Elevation
SIMPLIFIED EXPLANATORY
LONG SECTION
(looking west)
Depth extent of underground drilling
METALS ACQUISITION LIMITED

Finance and Corporate

The Company continues to progress work and consideration of undertaking an additional listing on the Australian Securities Exchange (ASX). The Company is well progressed with this work stream and, subject to board approval and various factors out of the Company’s control (including market conditions), anticipates proceeding with the ASX listing in calendar Q1 2024. The timing and quantum of any associated equity raise would be market dependent and the Company cannot provide any certainty as to when or if an ASX listing or associated equity raise would occur.

Subsequent to the end of the quarter, on 13 October 2023, the Company completed a Private Placement (PIPE) with new and existing investors for gross proceeds of US$20,098,056 at a price of US$11/share for a total of 1,827,096 new shares issued. At the time of this report the Company’s share capital is as shown below in Table 2.

Table 2

Pro Forma Ownership	M Shares	M Securities	% of Capital Structure
Shares on Issue/Oct PIPE	50.13	50.13	72.5%
Founder / Sponsor Warrants (6,535,304 at $11.50/sh strike)	-	6.54	9.5%
Investor Warrants (8,838,260 at $11.50/sh strike)	-	8.84	13%
Subordinated Debt Warrants (3,187,500 at $12.50/sh strike)	-	3.18	5%
Total	50.13	68.80	100%

During the quarter, the Company delivered 3,375 tonnes of copper into the hedge book at an average price of US$3.72/lb.

At the end of September, the remaining copper hedge book consisted of the following:

Year	Tonnes	Price US$/lb
2023	3,375	$3.72
2024	12,420	$3.72
2025	12,420	$3.72

As of the date of this report the Company had US$48 million of cash on hand.

Contacts

Mick McMullen Chief Executive Officer Metals Acquisition Limited. +1 (817) 698-9901 mick.mcmullen@metalsacqcorp.com	Dan Vujcic Chief Development Officer and Interim Chief Financial Officer Metals Acquisition Limited. +61 451 634 120 dan.vujcic@metalsacqcorp.com

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Forward Looking Statements

This press release includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Mine . These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things; the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the definitive proxy statement/prospectus relating to the business combination that MAC filed with the SEC relating to its acquisition of the CSA Copper Mine, including those under “Risk Factors” therein, and in MAC’s other filings with the SEC. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Copper Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward- looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS financial information

MAC’s results are reported under International Financial Reporting Standards (IFRS). This release may also include certain non-IFRS measures including C1 costs. These C1 cost measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of financial performance.